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--------------------                                                                               --------------------------------
     F O R M 3          UNITED STATES SECURITIES AND EXCHANGE COMMISSION                            OMB Approval
--------------------                Washington, D.C. 20549
                                                                                                   --------------------------------
                                                                                                   --------------------------------
                                                                                                   OMB Number            3235-0104
                                                                                                   Expires:       February 1, 1994
                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                       Estimated average burden
                                                                                                   hours per response........05
     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
           Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

                                                                                                   --------------------------------
(Print or Type Responses)
___________________________________________________________________________________________________________________________________
1..Name and Address of Reporting Person*            | 2. Date of Event          4. Issuer Name and Ticker or Trading Symbol
                                                    |    Requiring Statement
                                                    |    (Month/Day/Year)           Shanecy, Inc. (OTCBB - "SECY")


                                                             11/11/99
  Thesseus International Asset Fund N.V.
----------------------------------------------------                            ___________________________________________________
      (Last)            (First)          (Middle)
                                                                               5. Relationship of Reporting Person(s) to Issuer
                                                                                        (Check all applicable)
       Zeelandia Office Park
       16 Kaya W.F.G. (Jombi) Mensing
----------------------------------------------------                                    Director               X   10% Owner
                    (Street)                                                     -------                    -------
                                                                                        Officer (give              Other (specify
                                                     ---------------------------        title below)               below)
                                                     3.   I.R.S. Identification  -------                    -------
      Curacao           Netherlands Antilles              Number of Reporting
----------------------------------------------------      Person, if an entity   President
       (City)            (State)           (Zip)          (Voluntary)            Chief Operating Officer
                                                                                 ---------------------------------------
___________________________________________________________________________________________________________________________________

6.  If Amendment, Date of Original
    (Month/Day/Year)


                 N/A






___________________________________________________________________________________________________________________________________
             Table I - Non-Derivative Securities Beneficially Owned
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1. Title of Security                2.  Amount of Securities    3. Ownership                      4. Nature of Indirect Beneficial
   (Instr. 4)                           Beneficially Owned         Form:  Direct (D) or Indirect     Ownership (Instr. 5)
                                        (Instr. 4)                 (I) (Instr. 5)
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  none
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F O R M  3   (continued)    Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative   2.  Date Exercisable and  3. Title and Amount of    4.  Conversion  5. Ownership        6. Nature of
    Security (Instr. 4)       Expiration Date          Securities Underlying      or Exercise    Form of             Indirect
                              (Month/Day/Year)         Derivative Security        Price of       Derivative          Beneficial
                                                       (Instr. 4)                 Derivative     Security:           Ownership
                                                                                  Security       Direct (D)          (Instr. 5)
                                                                                                 or Indirect
                                                                                                 (I) (Instr. 5)
                            --------------------------------------------------------------------------------------------------------
                               Date     Expiration                    Amount or
                           Exercisable     Date       Title        Number of Shares
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Warrant                    See Note 1      None     Perferred Stock    8,500,000        n/a             D                N/A
                                                     (See Note 3)
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Option                     See Note 2   See Note 2  Preferred Stock    8,500,000    $0.787/share        D                N/A
                                                    (See Note 3)
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Note 1: The Warrant is exercisable  immediately  after     Note 2: The Option grants Jason Galanis,  together with
     Shanecy,    Inc.   amends   its   Articles   of            Kevin   Washington,   the  right  to  buy  from
     Incorporation  to authorize the issuance of                Thesseus    International   Asset   Fund   N.V.
     Preferred Stock.                                           ("Thesseus"),  and  Thesseus the right to sell,
                                                                8.5 million shares of Preferred  Stock, and any
                                                                shares of Common  Stock  into  which  they have
                                                                been  converted,   at  an  aggregate  price  of
                                                                $6,690,000.  Option  #2 shall run for two years
Note 3: Each share of Preferred Stock is convertible            at the  stated  fixed  price  from  the date of
     into one (1) share of Common Stock.                        issuance of the Preferred Stock, but the amount
                                                                of  Preferred   Stock  Subject   thereto  shall
                                                                decrease    by   5%   each   month    following
                                                                commencement of Option #2.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violation See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                                    Thesseues International Asset Fund N.V.

                                                                            By:
                                                                               -------------------------------  ----------------
                                                                                   Barry Feiner, President           Date
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